                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5



                           PEAK INTERNATIONAL LIMITED
       ------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)



                                    G69586108
       ------------------------------------------------------------------
                                 (CUSIP Number)



                                February 20, 2002
       ------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)





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CUSIP NO. G69586108                   13G                      Page 2 of 5 Pages
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
--------------------------------------------------------------------------------------------
1)       Names of Reporting Person.                     L-R Managers, LLC
         Identification No. of
         Above Person (entities only)
--------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)                   (a)   [ ]
                                                    ----------------------------------------
                                              (b)   [ ]
                                                    ----------------------------------------
                                                    Not applicable
--------------------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization                         Delaware
--------------------------------------------------------------------------------------------
Number of                     (5)     Sole Voting Power                         0
Shares                        --------------------------------------------------------------
Beneficially                  (6)     Shared Voting Power                       0
Owned by Each                 --------------------------------------------------------------
Reporting                     (7)     Sole Dispositive Power                    0
Person With                   --------------------------------------------------------------
                              (8)     Shared Dispositive Power                  0
--------------------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each
         Reporting Person                                                  0 (See Item 8)
--------------------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                        Not applicable.
--------------------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount
         in Row (9)                                                        0%
--------------------------------------------------------------------------------------------
12)      Type of Reporting Person
         (See Instructions)                                                IA
--------------------------------------------------------------------------------------------





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CUSIP NO. G69586108                   13G                      Page 3 of 5 Pages
         ------------                                          -----------------



Item 1(a)         Name of Issuer:

                  PEAK INTERNATIONAL LIMITED (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  44091 Nobel Drive
                  Freemont, California 94538

Item 2(a)         Name of Person Filing:

                  L-R Managers, LLC ("L-R Managers")

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  320 Park Avenue, 28th Floor
                  New York, New York 10022

Item 2(c)         Citizenship:

                  Delaware limited liability company

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  G69586108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)






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CUSIP NO. G69586108                   13G                      Page 4 of 5 Pages
         ------------                                          -----------------



                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

                  (h) [ ] A savings association as defined in Section 3(b) of the federal Deposit Insurance Act

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Federal Deposit Insurance Act

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.           Ownership.

                  As of the date hereof, L-R Managers' holdings in the Issuer are as follows:

                  (a) Amount beneficially owned: 0 shares of Common Stock

                  (b) Percent of class: 0%

                  (c) Number of shares as to which L-R Managers has:

                      (i)   Sole power to vote or direct the vote: 0 shares

                      (ii)  Shared power to vote or to direct the vote: 0 shares

                      (iii) Sole power to dispose or to direct the disposition
                            of: 0 shares

                      (iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.           Ownership of Five Percent of Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [X]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  L-R Managers, is making this filing on behalf of L-R Global Partners, L.P. ("L-R Global"), a Delaware limited partnership, which has disposed of all shares of Common Stock of the Issuer held by it.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.





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CUSIP NO. G69586108                   13G                      Page 5 of 5 Pages
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Item 8.           Identification and Classification of Members of the Group.

                  L-R Managers previously reported that it may be deemed to be acting as a group with respect to the securities of the Issuer due to an affiliation with Rockefeller & Co., Inc. ("R&Co."), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and J. Murray Logan, an employee of R&Co. and the investment manager of L-R Managers. Effective December 31, 2001, R&Co. withdrew as a member from L-R Managers and J. Murray Logan retired from R&Co. Thus, to the extent that R&Co. and L-R Managers may have been deemed to be a group under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, such group no longer exists. All further filings with respect to transactions in the securities of the Issuer will be filed, if required, by each party in its individual capacity.

Item 9.           Notification of Dissolution of a Group.

                  See Item 8.

Item 10.          Certifications.

                  By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 18, 2002.

                                       L-R MANAGERS, LLC


                                       By: /S/ J. MURRAY LOGAN
                                           -------------------------------------
                                           Name:  J. Murray Logan
                                           Title: Investment Manager